Exhibit 99.47

CERTIFICATE OF QUALIFIED PERSON

Shane Tad Crowie, P. Eng.

JDS Energy & Mining Inc.

900 - 999 W Hastings Street

Vancouver, British Columbia, V6C 1M3

I, Shane Tad Crowie, P. Eng., do hereby certify that:

1.	This certificate applies to the technical report entitled “NI 43-101 Technical Report on the Advanced Project, Bolivar Mining Operations, Atequera, Bolivia” with an effective date of January 1, 2024 (the “Technical Report”) prepared for Santacruz Silver Mining Ltd. (the “Issuer”);

2.	I am employed as a Senior Metallurgist with JDS Energy and Mining with an office at Suite 900 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2;

3.	I am a graduate of the University of British Columbia in 2001, with a B.A.Sc. in Mining and Mineral Process Engineering. I have practiced my profession continuously since 2001.

I have been involved with various mining projects and studies; where I have performed, technical, operations and management positions at mines in Canada. I have been responsible for recovery optimization projects, capital improvement projects, budgeting, planning and pilot plant operations. I also have been responsible for writing technical reports, managing metallurgical testwork, and performing due diligence audits on mines and development properties;

4.	I am a Registered Professional Engineer in British Columbia (#34052);

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6.	I visited the Bolivar Project on August 10, 2021;

7.	I am responsible for Sections 1.6, 1.10, 13, 17, and 26 of the Technical Report;

8.	I am independent of the Issuer as independence is described in Section 1.5 of NI 43-101;

9.	I have had prior involvement with the company and the property as author of the technical report entitled “NI43-101 Technical Report, Bolivar Project, Oruro State, Bolivia” dated December 21;

10.	I have read NI 43-101, and confirm that the parts of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101; and

11.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for preparing contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

“Shane Tad Crowie”
Shane Tad Crowie, P.Eng
Dated: August 21, 2024